SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 7, 2009 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated on December 7, 2009, the Company reported that in connection with the Shareholders´ Meeting held October 29, 2009, the Company has celebrated the Third Agreement for Instrumentation of Modifications to the Shared Services Agreement (Tercer Convenio de Instrumentación de Modificaciones al Contrato Marco de Servicios Compartidos) with Cresud S.A.C.I.F. y A. and Alto Palermo Sociedad Anonima (APSA). (the “Company”, “Cresud” and “IRSA”, together the “Parties”).

This agreement modified certain clauses of the Shared Services Agreement (Contrato Marco de Servicios Compartidos) celebrated by the Parties on June 30, 2004, amended on August 23, 2007 and on August 14, 2008.

The main amendments consisted, among others, in the inclusion in the Area of Shared Administration and Control of the Division of Special Projects and Control and, additionally, to amend the Sub divisions included in such Area; in the modification of the divisions included in the Risk and Process Management Area; in the inclusion within the Shared Services Areas of the Technical, Infrastructure and Services, Procurement, Architecture and Design and Development and Works Division, while excluding the Planning and Development Area from the Shared Services. The cost-sharing basis of Human Resource, Administration and Control, Risk and Process Management and Finance Areas were also amended.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: December 14, 2009.